

December 19, 2014

Aleksey Gagauz
President
Terafox Corp.
Str. Lege, 6
Sofia, Bulgaria, 1000

>   **Re: Terafox Corp.**
>   **Registration Statement on Form S-1**
>   **Filed December 2, 2014**
>   **File No. 333-200675**

Dear Mr. Gagauz:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2. Please revise to clarify that you have not made any arrangements to place proceeds in an escrow, trust or similar account and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

Prospectus Summary, page 3

Terafox Corp., page 3

3. Please revise the first paragraph to clarify that your initial business operations will be conducted in Sofia, Bulgaria.

4. We note your disclosure in the second paragraph that your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please disclose your monthly "burn rate," pre- and post-offering, and the month you will run out of funds without additional capital.

Risk Factors, page 6

5. We note that your current liabilities include a director loan of $14,325. If material, please revise to include a risk factor discussing this director loan and any associated risks. In this regard, we note from Note 5 of your audited financial statements that the loan is "unsecured, non-interest bearing and due on demand."

Use of Proceeds, page 16

6. Please revise the amounts in the table to reflect the receipt and use of "net" rather than "gross" proceeds. Refer to Item 504 of Regulation S-K.

Directors, Executive Officers, Promoter and Control Persons, page 35

7. You state on page 8 that Mr. Gagauz has other interests and on page 29 that he has been a senior manager at a company that specializes in image printing. In this section, however, you state that other than Terafox, Mr. Gagauz does not currently have any other business interests. Please revise here or elsewhere to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Lyn Shenk, Accounting Branch Chief, at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Scott Doney, Esq.